

September 30, 2011

<u>Via U.S. Mail</u>
Kwan Sin Yee
Chief Executive Officer
Pacific Vegas Global Strategies, Inc.
Room 2, LG/F., Kai Wong Commercial Building 222
Queen's Road Central, Hong Kong

> **Re: Pacific Vegas Global Strategies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-49701**

Dear Ms. Kwan Sin Yee:

We issued comments to you on the above captioned filings on August 4, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 17, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments by October 17, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services